                                                               EXHIBIT 99.(b)(1)

                                  [CHASE LOGO]

                                 June 25, 1997

                           Detroit Diesel Corporation
                         Acquisition Credit Facilities
                               Commitment Letter

Detroit Diesel Corporation
13400 Outer Drive West
Detroit, Michigan 48239-4001

Attention: Mr. Daniel J. McEnroe
        Treasurer

Ladies and Gentlemen:

     You have advised The Chase Manhattan Bank ("Chase") and Chase Securities Inc. ("CSI") that Detroit Diesel Corporation (the "Borrower") will form a wholly-owned subsidiary ("AcquisitionCo") which will seek to acquire all of the issued and outstanding common stock (the "Shares") of a corporation previously identified to us ("Target") pursuant to a merger agreement (the "Merger Agreement") providing for approximately 67% of the Shares to be purchased by AcquisitionCo pursuant to a cash tender offer (the "Tender Offer"), followed by a merger in which all the remaining Shares will be converted to the right to receive cash and common stock of the Borrower (the "Merger"; the Tender Offer and the Merger being collectively called the "Acquisition"). References herein to (a) the "Acquisition" shall include the financings and all transactions related to the Acquisition and (b) "AcquisitionCo" shall refer, prior to the Merger, to AcquisitionCo, and, following the Merger, to Target (as the surviving corporation in the Merger).

     You have also advised us that to finance the Acquisition (including the refinancing of existing indebtedness of the Borrower and Target) and the related premiums, fees and expenses you will require senior credit facilities in the aggregate amount of up to $800,000,000. You have requested that CSI agree to structure, arrange and syndicate a senior revolving credit facility in an aggregate amount of up to $300,000,000 and a senior term loan facility in the aggregate amount of up to $500,000,000 (the "Facilities"), and that Chase commit to provide the entire amount of the Facilities and to serve as administrative agent for the Facilities. You have further advised us that you intend, promptly upon the execution of the Merger Agreement, to commence the steps leading to an offering of senior subordinated notes of the Borrower (the "Subordinated Notes"), expected to be in the amount of at least $125,000,000, which you expect to close concurrently with the closing of the Tender Offer. The net proceeds of the Subordinated Notes will be used to finance the Tender Offer and will reduce the amount of the senior term loan facility by the amount thereof.

     CSI is pleased to advise you that it is willing to act as exclusive advisor and arranger for the Facilities.

     Furthermore, Chase is pleased to advise you of its commitment to provide the entire amount of the Facilities upon the terms and subject to the conditions set forth or referred to in this commitment letter (the "Commitment Letter") and in the Summary of Terms and Conditions attached hereto as Exhibit A (the "Term Sheet").

     It is agreed that Chase will act as the sole and exclusive Administrative Agent, and that CSI will act as the sole and exclusive advisor and arranger (in such capacity, the "Arranger"), for the Facilities, and each will, in such capacities, perform the duties and exercise the authority customarily performed and exercised by it in such roles. You agree that no other agents, co-agents or arrangers will be appointed, no other titles will be

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awarded and no compensation (other than that expressly contemplated by the Term
Sheet and the Fee Letter referred to below) will be paid in connection with the Facilities unless you and we shall so agree.

     We intend to syndicate the Facilities to a group of financial institutions (together with Chase, the "Lenders") identified by us in consultation with you. CSI intends to commence syndication efforts promptly upon the execution of this Commitment Letter, and you agree to assist CSI in completing a syndication satisfactory to it. Such assistance shall include (a) your using commercially reasonable efforts to ensure that the syndication efforts benefit materially from your existing lending relationships, (b) direct contact between senior management and advisors of the Borrower and Target and the proposed Lenders, (c) assistance in the preparation of a Confidential Information Memorandum and other marketing materials to be used in connection with the syndication and (d) the hosting, with CSI, of one or more meetings of prospective Lenders.

     As the Arranger, CSI will manage all aspects of the syndication in consultation with you, including decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, the allocations of the commitments among the Lenders and the amount and distribution of fees among the Lenders. In acting as the Arranger, CSI will have no responsibility other than to arrange the syndication. To assist CSI in its syndication efforts, you agree promptly to prepare and provide to CSI and Chase all information with respect to the Borrower, Target and the transactions contemplated hereby, including all financial information and projections (the "Projections"), as we may reasonably request in connection with the arrangement and syndication of the Facilities. You hereby represent and covenant that (a) all information other than the Projections (the "Information") that has been or will be made available to Chase or CSI by you or any of your representatives is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made, and (b) the Projections that have been or will be made available to Chase or CSI by you or any of your representatives have been or will be prepared in good faith based upon reasonable assumptions. You understand that in arranging and syndicating the Facilities we may use and rely on the Information and Projections without independent verification thereof.

     As consideration for Chase's commitment hereunder and CSI's agreement to perform the services described herein, you agree to pay to Chase the nonrefundable fees set forth in the Fee Letter dated the date hereof and delivered herewith (the "Fee Letter").

     Chase's commitment hereunder and CSI's agreement to perform the services described herein are subject to (a) there not occurring or becoming known to us any material adverse condition or material adverse change in or affecting the business, operations, property, condition (financial or otherwise) or prospects
(i) of the Borrower and its subsidiaries, taken as a whole, or (ii) of Target and its subsidiaries, taken as a whole, that would permit the Borrower to terminate the Merger Agreement, (b) our not becoming aware after the date hereof of any information or other matter affecting the Borrower or Target or the transactions contemplated hereby which is inconsistent in a material and adverse manner with any such information or other matter disclosed to us prior to the date hereof, (c) there not having occurred a material disruption of or material adverse change in financial, banking or capital market conditions that, in our judgment, could materially impair the syndication of the Facilities, (d) our satisfaction that prior to and during the syndication of the Facilities there shall be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of the Borrower or any affiliate thereof (other than the offering of Subordinated Notes), (e) the negotiation, execution and delivery on or before October 31, 1997 of definitive documentation with respect to the Facilities satisfactory to Chase and its counsel and (f) the other conditions set forth or referred to in the Term Sheet. The terms and conditions of Chase's commitment hereunder and of the Facilities are not limited to those set forth herein and in the Term Sheet. Those matters that are not covered by the provisions hereof and of the Term Sheet are subject to the approval and agreement of Chase, CSI and the Borrower.

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

     You agree (a) to indemnify and hold harmless Chase, CSI, their affiliates and their respective officers, directors, employees, advisors, and agents (each, an "indemnified person") from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Facilities, the use of the proceeds thereof, the Acquisition, or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, and to reimburse each indemnified person upon demand for any reasonable legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they are found by a final, non-appealable judgment of a court to arise from the willful misconduct or gross negligence of such indemnified person, and
(b) to reimburse Chase, CSI and their affiliates on demand for all reasonable out-of-pocket expenses (including due diligence expenses, syndication expenses, consultant's fees and expenses, travel expenses, and reasonable fees, charges and disbursements of counsel) incurred in connection with the Facilities and any related documentation (including this Commitment Letter, the Term Sheet, the Fee Letter and the definitive financing documentation) or the administration, amendment, modification or waiver thereof. No indemnified person shall be liable for any indirect or consequential damages in connection with its activities related to the Facilities.

     You acknowledge that Chase and its affiliates (the term "Chase" being understood to refer hereinafter in this paragraph to include such affiliates) may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. Chase will not use confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter or their other relationships with you in connection with the performance by Chase of services for other companies, and Chase will not furnish any such information to other companies. You also acknowledge that Chase has no obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained from other companies.

     This Commitment Letter shall not be assignable by you without the prior written consent of Chase and CSI (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you, Chase and CSI. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter and the Fee Letter are the only agreements that have been entered into among us with respect to the Facilities and set forth the entire understanding of the parties with respect thereto. This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York.

     This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter, the Term Sheet or the Fee Letter nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person except (a) to your officers, agents and advisors who are directly involved in the consideration of this matter or (b) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree to inform us promptly thereof), provided, that the foregoing restrictions shall cease to apply (except in respect of the Fee Letter and its terms and substance) after this Commitment Letter has been accepted by you.

     The compensation, reimbursement, indemnification and confidentiality provisions contained herein and in the Fee Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or Chase's commitment hereunder.

     If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheet and the Fee Letter by returning to us executed counterparts hereof and of the Fee

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Letter not later than 5:00 p.m., New York City time, on June 25, 1997. Chase's commitment and CSI's agreements herein will expire at such time in the event Chase has not received such executed counterparts in accordance with the immediately preceding sentence.

     Chase and CSI are pleased to have been given the opportunity to assist you in connection with this important financing.

                                          Very truly yours,

                                          THE CHASE MANHATTAN BANK

                                          By:

                                            ------------------------------------
                                            Name:
                                            Title:

                                          CHASE SECURITIES INC.

                                          By:

                                            ------------------------------------
                                            Name:
                                            Title:

Accepted and agreed to
as of the date first
written above by:

DETROIT DIESEL CORPORATION

By:

    ----------------------------------
    Name:
    Title:

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

                                                                       EXHIBIT A

            DETROIT DIESEL CORPORATION ACQUISITION CREDIT FACILITIES

                        SUMMARY OF TERMS AND CONDITIONS

                                 JUNE 25, 1997

                         ------------------------------

     Detroit Diesel Corporation (the "Borrower") will form a wholly-owned subsidiary ("AcquisitionCo") which will seek to acquire all of the outstanding issued and outstanding common stock (the "Shares") of a corporation previously identified to Chase and CSI ("Target") pursuant to a merger agreement (the "Merger Agreement") providing for approximately 67% of the Shares to be purchased by AcquisitionCo pursuant to a cash tender offer (the "Tender Offer"), followed by a merger in which all the remaining Shares will be converted to the right to receive cash and common stock of the Borrower (the "Merger"; the Tender Offer and the Merger being collectively called the "Acquisition"). References herein to (a) the "Acquisition" shall include the financings and all transactions related to the Acquisition and (b) "AcquisitionCo" shall refer, prior to the Merger, to AcquisitionCo, and, following the Merger, to Target (as the surviving corporation in the Merger). The Borrower intends, promptly upon the execution of the Merger Agreement, to commence the steps leading to an offering of senior subordinated notes of the Borrower (the "Subordinated Notes"), expected to be in the amount of at least $125,000,000, which is expected to close concurrently with the closing of the Tender Offer. The net proceeds of the Subordinated Notes will be used to finance the Tender Offer and will reduce the amount of the Term Loan Facility by the amount thereof.

I. PARTIES

Borrower:                         Detroit Diesel Corporation (the "Borrower").

Guarantor:                        AcquisitionCo and each of the other direct and
                                  indirect significant domestic subsidiaries of the Borrower (the "Guarantors"; the Borrower and the Guarantors, collectively, the "Credit
                                  Parties").

Advisor and Arranger:             Chase Securities Inc. (in such capacity, the
                                  "Arranger").

Administrative Agent:             The Chase Manhattan Bank ("Chase" and, in such
                                  capacity, the "Administrative Agent").

Lenders: A syndicate of banks, financial institutions and other entities, including Chase, arranged by the Arranger (collectively, the "Lenders").

II. TYPES AND AMOUNTS OF CREDIT FACILITIES

1. Term Loan Facility

Type and Amount of Facility:      Six-year term loan facility (the "Term Loan
                                  Facility") in the amount of $500,000,000 (the loans thereunder, the "Term Loans").

Availability:                     The Term Loans shall be made in up to 4
                                  drawings, in minimum amounts to be determined, during the period commencing on the Closing
                                  Date (as defined below) and ending six months following the Closing Date. At all times there shall be sufficient availability under the Term Loan Facility to repay the outstanding public debt

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                                  of Target and to pay the cash purchase price
                                  for Shares not owned by AcquisitionCo.

Amortization:                     The Term Loans shall be repayable in
                                  consecutive semi-annual installments,
                                  commencing on the first anniversary of the Closing Date, in amounts to be determined.

Purpose: The proceeds of the Term Loans shall be used to finance the Transaction and to pay related fees and expenses.

2. Revolving Credit Facility

Type and Amount of Facility:      Six-year revolving credit facility (the
                                  "Revolving Credit Facility"; together with the Term Loan Facility, the "Facilities") in the amount of $300,000,000 (the loans thereunder, the "Revolving Credit Loans").

Availability:                     The Revolving Credit Facility shall be
                                  available on a revolving basis during the period commencing on the Closing Date and ending on the sixth anniversary thereof (the
                                  "Revolving Credit Termination Date").

Letters of Credit:                A portion of the Revolving Credit Facility not
                                  in excess of $50,000,000 (plus the face amount of the existing letter of credit in favor of The Chase Manhattan Bank, Milan Branch (the
                                  "Italian Letter of Credit")) shall be
                                  available for the issuance of letters of credit (the "Letters of Credit") by Chase (in such capacity, the "Issuing Lender"). No
                                  Letter of Credit (other than the Italian
                                  Letter of Credit) shall have an expiration date after the earlier of (a) one year after the date of issuance and (b) two business days prior to the Revolving Credit Termination
                                  Date, provided that any Letter of Credit with a one-year tenor may provide for the renewal thereof for additional one-year periods (which shall in no event extend beyond the date referred to in clause (b) above). Outstanding letters of credit under the Borrower's existing credit agreement (the "Existing
                                  Credit Agreement") will be rolled into the Revolving Credit Facility on the Closing Date.

                                  Drawings under any Letter of Credit shall be reimbursed by the Borrower (whether with its own funds or with the proceeds of Revolving Credit Loans) on the same business day on which the Borrower is notified of such drawing. To the extent that the Borrower does not so reimburse the Issuing Lender, the Lenders under the Revolving Credit Facility shall be irrevocably and unconditionally obligated to reimburse the Issuing Lender on a pro rata basis.

Maturity:                         The Revolving Credit Termination Date.

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Purpose:                          The proceeds of the Revolving Credit Loans
                                  shall be used to finance the Transaction and for general corporate purposes of the Borrower and its subsidiaries in the ordinary course of business.

III. CERTAIN PAYMENT PROVISIONS

Fees and Interest Rates:          As set forth on Annex I.

Optional Prepayments and
  Commitment Reductions:          Loans may be prepaid (subject, in the case of
                                  Eurodollar Loans, to payment of any "breakage costs") and commitments may be reduced by the Borrower in minimum amounts to be agreed upon.
                                  Optional prepayments of the Term Loans shall be applied to the installments thereof ratably in accordance with the then outstanding amounts thereof and may not be reborrowed.

Mandatory Prepayments and
  Commitment Reductions:          The following amounts shall be applied to
                                  prepay the Term Loans:

                                  (a) 50% of the net cash proceeds of any sale or issuance of equity (other than equity issued under any employee benefit plan and the rights granted thereunder) and 100% of the net proceeds of incurrence of certain indebtedness after the Closing Date by the Borrower or any of its subsidiaries (excluding, for example, permitted indebtedness incurred in the ordinary course of business and refinancing of permitted subsidiary indebtedness);

                                  (b) 100% of the net cash proceeds of any sale or other disposition (including as a result of casualty or condemnation) by the Borrower or any of its subsidiaries of any assets (except for the sale of inventory in the ordinary course of business and certain other dispositions to be agreed on); and

                                  (c) until the Borrower achieves compliance with a financial test to be agreed upon, 50% of excess cash flow (to be defined in a mutually satisfactory manner) for each fiscal year of the Borrower (commencing with the fiscal year following the fiscal year in which the Closing Date occurs).

                                  All such amounts shall be applied to the prepayment of the Term Loans. Each such prepayment of the Term Loans shall be applied to the installments thereof ratably in accordance with the then outstanding amounts thereof and may not be reborrowed.

IV. COLLATERAL

                                  If Subordinated Notes in an aggregate
                                  principal amount of at least $125,000,000 have not been issued on or prior to the Closing Date, the obligations of the Borrower in respect of the Facilities shall be secured by a perfected first priority security interest in all of the capital stock of Target.

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

Collateral Release                If the Senior Leverage Ratio (to be defined as
                                  total senior debt to EBITDA) as of the last day of any quarter ending on or after 12/31/97 is less than 3.0x, and if no default or event of default has occurred and is continuing, any Collateral shall be released automatically.

V. CERTAIN CONDITIONS

Initial Conditions:               The availability of the Facilities shall be
                                  conditioned upon satisfaction of, among other things, the following conditions precedent
                                  (the date upon which all such conditions precedent shall be satisfied, the "Closing
                                  Date") on or before October 31, 1997 (with references to the Borrower and its subsidiaries in this paragraph being deemed to refer to and include the Target and its subsidiaries after giving effect to the Tender
                                  Offer):

                                  (a) Each Credit Party shall have executed and delivered satisfactory definitive financing documentation with respect to the Facilities (the "Credit Documentation").

                                  (b) The Borrower, AcquisitionCo and Target shall have entered into a definitive Merger Agreement, in form and substance reasonably satisfactory to the Administrative Agent, providing for the Tender Offer and the Merger. The Merger Agreement shall have been approved by the Boards of Directors of the Borrower, AcquisitionCo and Target and the Tender Offer and the Merger provided for thereby shall have been recommended by the Board of Directors of Target to the shareholders of Target. The Merger Agreement shall be in full force and effect and no provision thereof shall have been waived, amended, supplemented or otherwise modified.

                                  (c) The Lenders, the Administrative Agent and the Arranger shall have received all fees required to be paid, and all expenses for which invoices have been presented, on or before the Closing Date.

                                  (d) All amounts outstanding under the Existing Credit Agreement (other than letters of credit to the extent rolled into the Revolving Credit Facility) shall have been repaid, and the commitments thereunder shall have been cancelled. All amounts outstanding under the existing bank credit facility of Target shall have been repaid, and the commitments thereunder shall have been cancelled.

                                  (e) All governmental and third party approvals necessary in connection with the Transaction, the financing contemplated hereby and the continuing operations of the Borrower and its subsidiaries shall have been obtained and be in full force and effect, and all applicable waiting periods shall have expired without any action being taken or threatened by any competent authority which would restrain, prevent or otherwise impose adverse conditions on the Transaction or the financing thereof.

                                  (f) The Lenders shall have received a
                                  satisfactory pro forma consolidated balance sheet of the Borrower as at the date of its

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

                                  most recent available consolidated balance sheet, adjusted to give effect to the consummation of the Transaction and the financings contemplated hereby as if such transactions had occurred on such date.

                                  (g) The Lenders shall have received the
                                  results of a recent lien search in each
                                  relevant jurisdiction with respect to the Borrower and its significant domestic subsidiaries, and such search shall reveal no liens on any of the assets of the Borrower or such subsidiaries except for liens permitted by the Credit Documentation or liens to be discharged on or prior to the Closing Date pursuant to documentation satisfactory to the Administrative Agent.

                                  (h) If Collateral is required pursuant to the terms hereof, all perfection actions necessary or advisable in the opinion of the Administrative Agent shall have been taken in respect of the Collateral.

                                  (i) AcquisitionCo shall have acquired
                                  concurrently with the making of the initial
                                  Loans on the Closing Date not less than such number of shares of the issued and outstanding common stock of Target as to be able to effect the Merger without the consent of any other shareholder of Target.

                                  (j) The Lenders shall be satisfied that the Facilities, the use of proceeds thereof and the collateral security therefor comply in all respects with Regulations G and U of the Board of Governors of the Federal Reserve System.

                                  (k) The Lenders shall have received such legal opinions from counsel to the Borrower and its significant domestic subsidiaries, documents and other instruments as are customary for transactions of this type or as they may reasonably request.

On-Going Conditions:              The making of each extension of credit shall
                                  be conditioned upon (a) the accuracy of all representations and warranties in the Credit
                                  Documentation (including, without limitation, the material adverse change and litigation representations) and (b) there being no default or event of default in existence at the time of, or after giving effect to the making of, such extension of credit. As used herein and in the Credit Documentation a "material adverse change" shall mean any event, development or circumstance that has had or could reasonably be expected to have a material adverse effect on (a) the business, assets, property, condition (financial or otherwise) or prospects of the Borrower and its subsidiaries taken as a whole, or (b) the validity or enforceability of any of the Credit Documentation or the rights and remedies of the Administrative Agent and the Lenders thereunder.

VI. CERTAIN DOCUMENTATION MATTERS

                                  The Credit Documentation shall contain
                                  representations, warranties, covenants and events of default customary for financings of this type and other terms deemed appropriate by the Lenders, including, without limitation:

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

Representations and
Warranties:                       Financial statements (including pro forma
                                  financial statements); absence of undisclosed liabilities; no material adverse change;
                                  corporate existence; compliance with law;
                                  corporate power and authority; enforceability of Credit Documentation; no conflict with law or contractual obligations; no material litigation; no default; ownership of property;
                                  liens; intellectual property; taxes; Federal
                                  Reserve regulations; ERISA; Investment Company
                                  Act; subsidiaries; environmental matters;
                                  solvency; accuracy of disclosure; and creation and perfection of security interests, if applicable.

Affirmative Covenants:            Delivery of financial statements, reports,
                                  accountants' letters, projections, officers' certificates and other information requested by the Lenders; payment of other obligations;
                                  continuation of business and maintenance of existence and material rights and privileges;
                                  compliance with laws and material contractual obligations; maintenance of property and insurance; maintenance of books and records;
                                  right of the Lenders to inspect property and books and records; notices of defaults, litigation and other material events;
                                  compliance with environmental laws; best efforts to effect the offering of Subordinated
                                  Notes; and prepayment of all outstanding public debt of Target as soon as practicable following the Closing Date.

Financial Covenants:              (a) Ratio of senior debt to EBITDA (rolling 4
                                  quarters) not to exceed:

                                                          QUARTERS ENDING                  RATIO
                                             on or prior to 09/30/98                     3.75x
                                             thereafter and on or prior to 9/30/99       3.25x
                                             thereafter                                  2.75x;

                                  provided that, if Subordinated Notes in an amount at least equal to $125 million have not been issued, the ratio for quarters ending on or prior to 09/30/98 shall not exceed 4.75x.

                                  (b) Ratio of total debt to EBITDA (rolling 4 quarters) not to exceed 5.25x.

                                  (c) Ratio of EBITDA to interest expense
                                  (rolling 4 quarters) not less than 2.50x.

                                  (d) Tangible Net Worth not less than an amount to be agreed plus 50% of positive consolidated net income for each fiscal year ending after the Closing Date.

Negative Covenants:               Limitations on: indebtedness (including
                                  preferred stock of subsidiaries); liens;
                                  guarantee obligations; mergers,
                                  consolidations, liquidations and dissolutions;
                                  sales of assets; leases; dividends and other payments in respect of capital stock; capital expenditures; investments, loans and advances;
                                  optional payments and modifications of
                                  subordinated and other debt instruments;
                                  transactions with affiliates; sale and
                                  leasebacks; changes in fiscal year; negative pledge clauses; and changes in lines of business. The foregoing items are subject to the mutual agreement of the parties hereto.

Events of Default:                Nonpayment of principal when due; nonpayment
                                  of interest, fees or other amounts after a grace period to be agreed upon; material inaccuracy of representations and warranties;
                                  violation of
                                  covenants (subject, in the case of certain affirmative covenants, to a grace period to be agreed upon); cross-default; bankruptcy events; certain ERISA events; material judgments; actual or asserted invalidity of any guarantee or security document or security interest; and a change of control (the definition of which is to be agreed); failure of the Merger to occur within six months following the Closing Date.

Voting: Amendments and waivers with respect to the Credit Documentation shall require the approval of Lenders holding not less than a majority of the aggregate amount of the Term Loans, Revolving Credit Loans and participations in Letters of Credit and unused commitments under the Facilities, except that
                                  (a) the consent of each Lender directly
                                  affected thereby shall be required with
                                  respect to (i) reductions in the amount or extensions of the scheduled date of amortization or final maturity of any Loan,
                                  (ii) reductions in the rate of interest or any fee or extensions of any due date thereof and
                                  (iii) increases in the amount or extensions of the expiry date of any Lender's commitment and
                                  (b) the consent of 100% of the Lenders shall be required with respect to (i) modifications to any of the voting percentages and (ii) releases of all or substantially all of the Guarantors or all or substantially all of the collateral. In addition, the consent of Lenders holding a majority of the aggregate amount of the Term Loans shall be required with respect to certain modifications affecting the Term Loan Facility.

Assignments and
Participations:                   The Lenders shall be permitted to assign and
                                  sell participations in their Loans and
                                  commitments, subject, in the case of
                                  assignments (other than to another Lender or to an affiliate of a Lender), to the consent of the Administrative Agent and the Borrower
                                  (which consent in each case shall not be unreasonably withheld). Non-pro rata assignments shall be permitted. In the case of partial assignments (other than to another
                                  Lender or to an affiliate of a Lender), the minimum assignment amount shall be $5,000,000, and, after giving effect thereto, the assigning Lender shall have commitments and Loans aggregating at least $5,000,000, in each case unless otherwise agreed by the Borrower and the Administrative Agent. Participants shall have the same benefits as the Lenders with respect to yield protection and increased cost provisions. Voting rights of participants shall be limited to those matters with respect to which the affirmative vote of the Lender from which it purchased its participation would be required as described under "Voting" above. Pledges of Loans in accordance with applicable law shall be permitted without restriction. Promissory notes shall be issued under the Credit Facilities only upon request.

Yield Protection:                 The Credit Documentation shall contain
                                  customary provisions (a) protecting the
                                  Lenders against increased costs or loss of yield resulting from changes in reserve, tax, capital adequacy and other requirements of law and from the imposition of or changes in withholding or other taxes and (b) indemnifying the Lenders for "breakage costs" incurred in connection with, among other things, any prepayment of a Eurodollar Loan
                                  (as defined in Annex I) on a
                                  day other than the last day of an interest period with respect thereto.

Expenses and
Indemnification:                  The Borrower shall pay (a) all reasonable
                                  out-of-pocket expenses of the Administrative
                                  Agent and the Arranger associated with the syndication of the Credit Facilities and the preparation, execution, delivery and administration of the Credit Documentation and any amendment or waiver with respect thereto
                                  (including the reasonable fees, disbursements and other charges of counsel) and (b) all reasonable out-of-pocket expenses of the
                                  Administrative Agent and the Lenders
                                  (including the fees, disbursements and other charges of counsel) in connection with the enforcement of the Credit Documentation.

                                  The Administrative Agent, the Arranger and the Lenders (and their affiliates and their respective officers, directors, employees, advisors and agents) will have no liability for, and will be indemnified and held harmless against, any loss, liability, cost or expense incurred in respect of the financing contemplated hereby or the use or the proposed use of proceeds thereof (except to the extent resulting from the gross negligence or willful misconduct of the indemnified party).

Governing Law and Forum:          State of New York.

Counsel to the
Administrative Agent
and the Arranger:                 Simpson Thacher & Bartlett.

                                                                         ANNEX I

                           INTEREST AND CERTAIN FEES

Interest Rate Options:            The Borrower may elect that the Loans
                                  comprising each borrowing bear interest at a rate per annum equal to:

                                       the ABR plus the Applicable Margin; or

                                       the Eurodollar Rate plus the Applicable
                                  Margin.

                                  As used herein:

                                  "ABR" means the highest of (i) the rate of interest publicly announced by Chase as its prime rate in effect at its principal office in New York City (the "Prime Rate"), (ii) the secondary market rate for three-month certificates of deposit (adjusted for statutory reserve requirements) plus 1% and
                                  (iii) the federal funds effective rate from time to time plus 0.5%.

                                  "Applicable Margin" means a percentage
                                  determined in accordance with the pricing grid attached hereto as Annex I-A.

                                  "Eurodollar Rate" means the rate (adjusted for statutory reserve requirements for eurocurrency liabilities) appearing on Page 3750 of the Dow Jones Telerate Service at approximately 11:00 a.m. London time, two business days prior to the commencement of an interest period, for dollar deposits for a period of one, two, three or six months (as selected by the Borrower).

Interest Payment Dates:           In the case of Loans bearing interest based
                                  upon the ABR ("ABR Loans"), quarterly in arrears.

                                  In the case of Loans bearing interest based upon the Eurodollar Rate ("Eurodollar Loans"), on the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period.

Commitment Fees:                  The Borrower shall pay a commitment fee
                                  calculated at the rate determined in
                                  accordance with the pricing grid attached hereto on the average daily unused portion of the Revolving Credit Facility, payable quarterly in arrears.

Letter of Credit Fees:            The Borrower shall pay a commission on all
                                  outstanding Letters of Credit at a per annum rate equal to the Applicable Margin then in effect with respect to Eurodollar Loans on the face amount of each such Letter of Credit.
                                  Such commission shall be shared ratably among the Lenders participating in the Revolving
                                  Credit Facility and shall be payable quarterly in arrears.

                                  A fronting fee in an amount set forth in the Fee Letter on the face amount of each Letter of Credit shall be payable to the Issuing Lender for its own account. In addition, customary administrative, issuance, amendment, payment and negotiation charges shall be payable to the Issuing Lender for its own account.

Default Rate:                     At any time when the Borrower is in default
                                  (which has not been cured) in the payment of any amount of principal due under the Credit
                                  Facilities, such amount shall bear interest at 2% above the rate otherwise applicable thereto. Overdue interest, fees and other amounts shall bear interest at 2% above the rate applicable to ABR Loans.

Rate and Fee Basis:               All per annum rates shall be calculated on the
                                  basis of a year of 360 days (or 365/366 days, in the case of ABR Loans the interest rate payable on which is then based on the Prime
                                  Rate) for actual days elapsed.

                                                                       ANNEX I-A

                        FEE AND APPLICABLE MARGIN TABLE

                                                                 COMMITMENT   EURODOLLAR
                                              TOTAL DEBT TO         FEE         MARGIN     ABR MARGIN
                                                EBITDA(1)           (BP)         (BP)         (BP)
                                              -------------      ----------   ----------   ----------
Category 1...............................  Greater than 4.50       37.50        150.00        0.25
Category 2...............................  Less than or equal      30.00        125.00        0.00
                                           to 4.50 but greater
                                           than 4.00
Category 3...............................  Less than or equal      25.00        100.00        0.00
                                           to 4.00 but greater
                                           than 3.75
Category 4...............................  Less than or equal      25.00         87.50        0.00
                                           to 3.75 but greater
                                           than 3.00
Category 5...............................  Less than or equal      20.00         75.00        0.00
                                           to 3.00 but greater
                                           than 2.50
Category 6...............................  Less than or equal      17.50         62.50        0.00
                                           to 2.50

-------------------------
(1) Total Debt and EBITDA (to be defined) of the last day of each quarter on a rolling 4 quarter basis. On the Closing Date, the applicable category shall be Category 2. Thereafter the appropriate category will be determined upon receipt of the relevant quarterly or annual financial statements in respect of each quarter ending on or after 12/31/97.